Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Pt. Richmond, CA 94804

September 23, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
John Krug, Senior Counsel
Joel Parker, Accounting Branch Chief
Vanessa Robertson, Staff Accountant

Re:	Transcept Pharmaceuticals, Inc.
Form 10-K filed March 30, 2010
DEF 14A filed April 26, 2010
File No. 000-51967

Dear Mr. Riedler:

Transcept Pharmaceuticals, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 20, 2010 (the “Staff Letter”), relating to the above-referenced Form 10-K and DEF 14A filed by the Company. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. For your convenience, we have repeated your comments 1 and 2 below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K

Intellectual Property and Proprietary Technology, page 28

COMMENT 1: We note your discussion of the two U.S. patents pertaining to the formulations of zolpidem. The discussion, however, does not disclose the expiration dates for these patents. Please confirm that the Form 10-K for 2010 will include the expiration dates for these patents.

RESPONSE: We hereby confirm that the expiration dates for the the two U.S. patents referenced in your comment will be included in our Form 10-K for 2010.

Definitive Proxy Statement

Transcept Compensation Discussion and Analysis, page 31

COMMENT 2: We note the discussion on page 42 identifying the peer group members for purposes of 2007 base salary determinations. We also note the discussion on page 34 identifying the peer group members selected for 2010. The discussion, however, on page 34 relative to the 2009 compensation determinations does not disclose the peer group members, if any, selected for such determinations. Please confirm that your 2011 proxy statement will identify the peer group members for your determination of 2009 compensation.

U.S. Securities and Exchange Commission

September 23, 2010

RESPONSE: We hereby confirm that our 2011 proxy statement will identify the peer group members for our determination of 2009 compensation.

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In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (510) 215-3588.

Sincerely,

Transcept Pharmaceuticals, Inc.

/s/ Joseph T. Kennedy
Joseph T. Kennedy
Vice President, General Counsel and Secretary

cc:	Glenn A. Oclassen
Transcept Pharmaceuticals, Inc.

Michael O’Donnell, Esq.
Gavin McCraley, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.